Exhibit 21
Material Subsidiaries of the Registrant
AMC Networks Inc.

Subsidiary	Jurisdiction of Formation	Percent Owned
AMC Network Entertainment LLC	New York	100%
AMC Networks International LLC	Delaware	100%
American Movie Classics IV Holding Corporation	Delaware	100%
IFC TV LLC	Delaware	100%
New Video Channel America LLC	Delaware	100%
Rainbow Media Holdings LLC	Delaware	100%
Rainbow Programming Holdings LLC	Delaware	100%
SundanceTV LLC	Delaware	100%
WE tv LLC	Delaware	100%